UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. )
Filed by the Registrant [ ]
Filed by a Party other than the Registrant [ x ]
Check the appropriate box:
[x] Revised Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
14a_6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 240.14a_12
_________________________________________________________________________
(Name of Registrant as Specified In Its Charter):
Pinnacle Entertainment, Inc.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant):
American Federation of Labor and Congress of Industrial Organizations
(the AFL_CIO)
Payment of Filing Fee (Check the appropriate box):
[x] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a_6(i)(1) and 0_11.
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2) Aggregate number of securities to which transaction applies:
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pursuant to Exchange Act Rule 11 (set forth the amount on which the filing fee is calculated and state how it was determined):
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__________________________________________________________
PRELIMINARY PROXY STATEMENT
INDEPENDENT SHAREHOLDER SOLICITATION
For the Annual Meeting of Stockholders
Pinnacle Entertainment, Inc. (NYSE: PNK)
[LOCATION]
May 11, 2010 at 10:00 a.m.
First released to shareholders: April [12] , 2010

American Federation of Labor and
Congress of Industrial Organizations (the "AFL-CIO")
Attn: AFL-CIO Office of Investment
815 16th Street NW
Washington, D.C. 20006
Telephone: 202-637-3900
Fax: 202-508-6992

Dear Fellow Pinnacle Entertainment, Inc. Shareholders:

We are writing to urge you to support a proposal that we believe will strengthen corporate governance at Pinnacle Entertainment, Inc. (the "Company"). The proposal</R" requests  the Board of Directors take the necessary steps to  adopt an annual advisory vote by shareholders on executive compensation. A full description of this proposal follows below. We believe that this reform will  promote shareholder value and increase management accountability. In our view, these reforms are especially important in light of the Company's disappointing results:

Our Company's stock has substantially underperformed the Dow Jones US Gambling Index. According to the Company's most recent Form 10-K filed on February 26, 2010 (the "10-K"), a $100 investment in our Company's stock at the end of 2004 would be worth only $45.40 at the end of 2009. During this five year period, an investment in the Dow Jones US Gambling Index (including dividend reinvestment) would have declined in market value by 29%, whereas an investment in our Company's stock would have declined 55%.

Our Company's financial performance has deteriorated over the past two years. The Company suffered a $258.3 million net loss in 2009 and a $322.6 million net loss in 2008. A significant portion of these losses is attributable to our Company's investment in Atlantic City, New Jersey and the Company's subsequent decision to suspend development of this property. Over the past two years, the Company has recorded a total of $356.7 million in impairment of land and development costs related to this project. (Company 10-K).

Our Company recently underwent a difficult CEO succession process. Former Company Chairman and CEO Daniel Lee resigned after the Missouri Gaming Commission launched an investigation to determine whether Mr. Lee had threatened an elected official over a casino zoning vote. ("Pinnacle CEO resigns," St. Louis Business Journal, November 9, 2009). After operating for four months with an interim CEO, the Company hired Anthony Sanfilippo as CEO. (Company Press Release, March 15, 2010).

Our Company is losing a potentially valuable gaming license for one of its casinos in Saint Louis, Missouri. On January 27, 2010, the Missouri Gaming Commission issued a preliminary order to revoke the Company's gaming license for the President Casino. The preliminary order alleged that the President Casino's offerings and revenues had been purposefully downgraded. (Company 10-K). The Company agreed to settle the preliminary order by surrendering the President Casino's gaming license. (Company Press Release, March 10, 2010).

In light of these facts, we believe that the Company would strongly benefit from instituting  a corporate governance reform that promotes greater accountability to shareholders.  In our opinion, adoption of this proposal will cause the Company's management and directors to better focus on the central goal of restoring shareholder value at the Company.

WE RECOMMEND THAT YOU VOTE "FOR"  THE FOLLOWING PROPOSAL.

ANNUAL ADVISORY VOTE ON EXECUTIVE PAY
ITEM #4 ON THE AFL-CIO'S [COLOR] PROXY CARD

Shareholders are asked to consider and vote upon a resolution to recommend that the Board of Directors take the necessary steps to adopt an annual advisory vote by shareholders on executive compensation:

RESOLVED: The stockholders of Pinnacle Entertainment, Inc. (the "Company") recommend that the Board of Directors adopt a policy requiring that the proxy statement include a proposal, submitted and supported by the Board of Directors, seeking an advisory vote of shareholders to ratify and approve the report of the Compensation Committee and the executive compensation policies and practices described in the Company's Compensation Discussion and Analysis.

Supporting Statement

We believe that investors are increasingly concerned with executive compensation issues including the overall size of executive pay packages and whether executive pay incentives are aligned with the interests of shareholders. If implemented, this proposal will give our Company's shareholders a "say-on-pay" by requiring a non-binding vote on executive compensation packages at each annual meeting of stockholders.

In our view, our Company's stockholders have a strong interest in linking executive compensation to performance given our Company's poor stock performance over the past five years. Submitting our Company's executive compensation practices to an annual advisory vote would give the Board of Directors useful information about whether our Company's stockholders approve of how our Company pays its senior executives.

The United Kingdom, Australia, the Netherlands, Norway and Sweden have adopted statutes requiring shareholder votes on executive compensation. ("'Say-on-Pay': Linking Executive Pay to Performance," New York Law Journal, September 24, 2008). The U.S. Treasury has proposed legislation to Congress to require that all U.S. publicly traded companies give shareholders a "say-on-pay." ("Administration's Regulatory Reform Agenda Moves Forward: Say-On-Pay," US Department of the Treasury, July 16, 2009).

Many companies in the United States have started to submit their executive compensation practices to a vote by shareholders. Two dozen companies have voluntarily agreed to conduct say-on-pay annual votes. And more than 300 financial companies who received financial assistance from the Troubled Asset Relief Program have been required to hold "say-on-pay" votes under the American Recovery and Reinvestment Act of 2009. ("2009 RiskMetrics Group Postseason Report," RiskMetrics Group, October 2009).

We believe that a "say-on-pay" vote is particularly warranted at our Company given its past executive compensation practices. In 2009, our Company paid its former Chairman and CEO Daniel Lee approximately $4.5 million in total compensation, including a $2.8 million severance payment. In 2008, Mr. Lee received nearly $5.5 million in total compensation. (Company Preliminary Proxy Statement filed April 2, 2010). In our opinion, these high compensation levels rewarded Mr. Lee for our Company's poor stock price performance during this two year period.

We disagree with the Company's assertion that an advisory vote is not an "effective way to communicate stockholder opinions regarding executive compensation." (Company Preliminary Proxy Statement filed April 2, 2010). In our view, a "say-on-pay" vote would encourage the Board of Directors to be more proactive in seeking out shareholders' views regarding executive compensation matters. We believe that the Board of Directors should not passively wait for shareholders to raise concerns before the Board of Directors takes necessary actions.

We believe that our Company's Board of Directors has been too slow to adopt best practices in executive compensation. For example, the Compensation Committee of our Company's Board of Directors only recently adopted a policy against paying executives certain tax gross-ups. This policy was adopted after the AFL-CIO notified the Company that it intended to solicit proxies for a proposal regarding this issue. (Company Preliminary Proxy Statement filed April 2, 2010). As described below, the AFL-CIO has since withdrawn the proposal on tax gross-ups.

BACKGROUND INFORMATION ABOUT THE SOLICITATION

On February 2, 2010, the AFL-CIO notified the Company that it intended to solicit proxies at the Company's 2010 annual shareholder meeting for the above proposal urging an annual advisory vote on executive pay and for three additional proposals requesting that the Board of Directors take the necessary steps to:

    amend the bylaws to require that an independent director serve as Chairman, amend the bylaws to require that directors be elected by a majority of votes cast, and adopt a policy to prohibit certain tax gross-up payments to executives and directors.

The AFL-CIO withdrew these three additional proposals in response to certain changes made by the Board of Directors. On March 29, 2010, the Board of Directors amended its Bylaws to provide for majority voting in director elections, and to prohibit the Company's Chief Executive Officer or any other current employee of the Company from being elected as Chairman of the Board. (Company Form 8-K filed April 2, 2010). The Company has also disclosed that the Compensation Committee of the Board of Directors has adopted a policy prohibiting certain tax gross-up payments. (Company Preliminary Proxy Statement filed April 2, 2010).


I. VOTING PROCEDURES:

PLEASE USE THE ENCLOSED [COLOR] PROXY CARD TO VOTE FOR  OUR  PROPOSAL. YOU SHOULD ALSO HAVE RECEIVED A PROXY CARD FROM MANAGEMENT. IF YOU SUPPORT  OUR PROPOSAL , DO NOT SEND BACK MANAGEMENT'S CARD UNLESS IT LETS YOU VOTE FOR THIS PROPOSAL. ANY PROXY CARD YOU HAVE SIGNED IS CANCELLED OUT BY SUBMITTING A LATER-DATED PROXY CARD.

We intend to solicit at least a majority of the voting power of the Company's outstanding stock. In order to vote for our proposal, you will need to return our proxy card unless management gives you the specific opportunity to vote for or against this proposal on its proxy card. A proxy vote may be revoked any time prior to the shareholders meeting by signing and submitting a later_dated proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person.

The record date for eligibility to vote is [March 15], 2010.  As of such date there were 60,211,186 shares outstanding. We are not nominating candidates to the Board, nor will we seek any discretionary voting authority for the meeting, meaning that we will vote all proxy cards strictly as you direct, and if matters come up on which you have not given us instructions, we will not vote your shares on those matters. We do not anticipate any matters to be raised at the meeting other than what are already in the Company's proxy statement, as the Company's bylaws require advance notice be given management of any matters to be raised at the meeting. The Company is proposing to amend its incentive plan and seeks ratification of Ernst & Young as its auditors. We make no recommendations on such proposals. We incorporate by reference all information concerning these proposals, the  board of directors and voting procedures contained in management's proxy statement at pages  [1-14 and 47-56].

II. INFORMATION ABOUT THE PARTICIPANTS IN THIS SOLICITATION:

This solicitation is made by the AFL-CIO and its employees, agents or persons who are authorized to act on the AFL-CIO's behalf, none of whom will receive additional compensation for this solicitation. The AFL-CIO is a federation of 57 labor unions who represent 11.5 million union members. The AFL-CIO is the record  and beneficial  owner of 600 shares of the Company's common stock. The AFL-CIO has no other known direct or indirect interests in the finances of the Company, but believes it likely that affiliated unions of the AFL-CIO and their affiliated pension and employee benefit funds also  own stock in the Company. The AFL-CIO Office of Investment, a department of the AFL-CIO, provides research and assistance in support of shareholder advocacy and corporate governance initiatives by collectively-bargained pension and employee benefit funds. The AFL-CIO and the AFL-CIO Office of Investment are located at 815 16th Street, NW, Washington, D.C. 20006.

One of the unions affiliated with the AFL-CIO is UNITE HERE. UNITE HERE is a labor union representing casino, hospitality and service workers in North America. UNITE HERE is a record owner of 330 shares of the Company's common stock. UNITE HERE has a labor dispute with the Company as described in the Company's Form 10-K dated February 26, 2010. UNITE HERE's affiliate in St. Louis, Missouri represents certain workers at the President Casino (owned by the Company) and began negotiating a collective bargaining agreement at HoteLumiere (also owned by the Company) in 2008. In May 2009, the Company notified UNITE HERE that the agreement for HoteLumiere was no longer in effect and that the collective bargaining agreement for the President Casino was being terminated. In response, UNITE HERE filed unfair labor practice charges with the National Labor Relations Board (the "NLRB"). In August 2009, the Company rejected a proposed settlement with the NLRB. The NLRB is considering whether to seek an injunction. UNITE HERE is not soliciting proxies in this matter nor paying anything additional to AFL-CIO for this solicitation (it like all AFL-CIO affiliates pays a regular per capita payment to the AFL-CIO), and accordingly we do not believe it constitutes a participant in this solicitation. Regardless of the outcome of the  labor dispute, AFL-CIO will vote all proxies received in accordance with the instructions of the shareholder providing the proxy card. We do not seek your support in labor matters, and do not believe that the adoption of the AFL-CIO's shareholder proposal will have any impact on such matters.

The AFL-CIO will bear all costs in connection with this solicitation and will not seek reimbursement of the costs of the solicitation from the Company. Proxies will be solicited by mail, electronic mail, the Internet, telephone, facsimile and in person. The AFL-CIO will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners. Costs incidental to this solicitation, including expenditures for printing, postage, legal and related expenses are expected to be approximately $10,000.

III. YOUR RIGHT TO MAKE SHAREHOLDER PROPOSALS

If a shareholder has owned more than $2,000 worth of stock for more than a year and meets the other criteria of Rule 14a-8 of the Securities Exchange Act of 1934, he or she then has a legal right to have a proposal appear in management's proxy statement and card. The deadline for shareholders to submit proposals for inclusion in management's proxy statement for the 2010 annual meeting of stockholders was December 16, 2009.

IV. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF MANAGEMENT AND 5% OWNERS

We incorporate by reference the information contained in management's proxy statement at pages [11-55].

IF YOU HAVE ANY QUESTIONS, PLEASE CALL THE AFL-CIO OFFICE OF INVESTMENT AT (202) 637-3900.

PRELIMINARY PROXY CARD

Independent Solicitation
Solicited by the AFL-CIO
for the Annual Meeting of Stockholders of Pinnacle Entertainment, Inc.

The undersigned hereby designates Daniel Pedrotty and Brandon Rees, or either of them, with full power of substitution, as the proxy of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Pinnacle Entertainment, Inc. annual meeting of stockholders for 2010. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

1. ELECTION OF DIRECTORS

[ ] FOR ALL NOMINEES.
[ ] WITHHOLD ALL NOMINEES
[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME(S) OF NOMINEES BELOW:

AFL-CIO MAKES NO RECOMMENDATION ON THE DIRECTORS ELECTION

2. Management Proposal to amend the Company's 2005 Equity and Performance Incentive Plan.

[ ] FOR
[ ] AGAINST
[ ] ABSTAIN

AFL-CIO MAKES NO RECOMMENDATION ON THIS PROPOSAL.

3. Management Proposal to ratify appointment of the Company's independent auditors for the 2010 fiscal year.

[ ] FOR
[ ] AGAINST
[ ] ABSTAIN


AFL-CIO MAKES NO RECOMMENDATION ON THE RATIFICATION OF THE AUDITOR

THE AFL-CIO URGES A VOTE FOR THE FOLLOWING SHAREHOLDER PROPOSAL:

4. To recommend that the Board of Directors take the necessary steps to adopt an annual advisory vote by shareholders on executive compensation.

FOR THIS PROPOSAL:
AGAINST THIS PROPOSAL:
ABSTAIN:

If no direction is made above, AFL-CIO will vote this card FOR the above shareholder proposal  (Item #4) and not vote in the election of directors (Item # 1) nor on auditor ratification or incentive plan amendments (Items #2 and 3).

Dated: _____________

SIGNATURE:________________________________________

PRINT: _____________________________________________

NAME:_____________________________________________

TITLE (if shares not held in above name): _________________

This card can be returned in the enclosed envelope or faxed to (202) 508-6992.